                             Expense Sharing Agreement

AGREEMENT made this 18th day of August, 2010 between The Goldman Sachs Group, Inc. ("Goldman"), a Delaware corporation and Epoch Securities, Inc., a Delaware corporation ("Epoch").

WHEREAS, Goldman is the ultimate parent company of Epoch;

WHEREAS, Epoch is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA");

WHEREAS, Epoch is responsible for the continued compliance by itself and its associated persons with FINRA rules and Federal and state securities laws and is required by FINRA rules to maintain fidelity bond coverage with respect to itself and its associated persons; and

WHEREAS, Goldman intends to assume all costs attributable to Epoch's coverage under a fidelity bond ("Epoch Fidelity Bond Coverage") and desires to do so in a manner consistent with regulatory guidance, including NASD Notice to Members 03-63;

NOW, THEREFORE, in consideration of the covenants and mutual promises of the parties made to each other, it is hereby covenanted and agreed as follows:

1. In the absence of any notification to the contrary from Goldman to Epoch, Goldman will bear the entire cost of the Epoch Fidelity Bond Coverage.

2. The expenses incurred by Goldman under this Agreement shall be the sole obligation of and shall be paid by Goldman. Goldman agrees that Epoch has no obligation, directly or indirectly, to compensate or reimburse Goldman for any costs and expenses incurred by Goldman in connection with this Agreement. Goldman represents and warrants to Epoch that as of the date hereof, Goldman has adequate resources to assume the obligations of Goldman as contemplated herein. Notwithstanding the foregoing, in the event that Goldman fails to pay for the costs attributable to the Epoch Fidelity Bond Coverage, Epoch will include such costs in its net capital computation by adjustments which reduce net capital and increase aggregate indebtedness by the amount of such unpaid expense.

3. Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement, it will comply in all material respects with all applicable laws to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement.

4. The parties acknowledge that their respective rights and obligations constitute full consideration for this Agreement and agree that, except as expressly provided herein, no fees or other charges are payable to the other for the provision of services under this agreement.

5. This Agreement shall upon execution become effective as of the date first written above, and

     (a) unless otherwise terminated, this Agreement shall continue in effect from year-to-year;

     (b) this Agreement may be terminated by either party at any time upon giving 5 days' written notice (or a shorter period acceptable to the parties hereto) to the other party; and

     (c) this Agreement may be terminated at any time by mutual consent of Goldman and Epoch.

6. Epoch takes full responsibility for notifying its local FINRA district office upon entering into a new expense sharing agreement, or materially amending this agreement.

7. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Allan S. Levine
    -------------------
Name:  Allan S. Levine
Title: Managing Director, Goldman, Sachs & Co.
       Attorney-in-Fact. The Goldman Sachs Group, Inc.


EPOCH SECURITIES, INC.
By: /s/ Margot Wallin
    -------------------
Name:   Margot Wallin
Title:  Chief Compliance Officer